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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure on the Company's organizational restructuring, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on November 10, 2003;

     Exhibit 99.2: a press release dated November 14, 2003 on the results of the
                   Company's operations for the third quarter ended September 30, 2003; and

     Exhibit 99.3: a corporate disclosure on the Company's October subscriber numbers, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 18, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            HANARO TELECOM, INC.



Date: November 18, 2003                     By: /s/ Young Wan Cho
                                                --------------------------------
                                                Name:  Young Wan Cho
                                                Title: Vice President

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                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure on the Company's organizational
                  restructuring, filed with the Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") on November
                  10, 2003.

99.2: a press release dated November 14, 2003 on the results of the Company's operations for the third quarter ended September 30, 2003.

99.3: a corporate disclosure on the Company's October subscriber numbers, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 18, 2003.